Exhibit 99.2

SAFE-T GROUP LTD.

HERZLIYA, ISRAEL

PROXY STATEMENT

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 19, 2022

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Safe-T Group Ltd. (the “Company”) for use at the Company’s annual and extraordinary general meeting of shareholders (the “Meeting”) to be held on December 19, 2022, at 3:00 p.m. Israel time, or at any adjournment or postponement thereof.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, no par value, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this proxy statement, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this proxy statement.

Two or more shareholders present, personally or by proxy, holding not less than 15% (fifteen percent) of the Company’s outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until December 26, 2022, at 3:00 p.m. Israel time. If a quorum is not present at the second meeting within half an hour from the time appointed for such meeting, any number of shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Pursuant to the Israeli Companies Law, 5799-1999 (“Companies Law”), each of Proposals No. 1, 2, 3, 5, 6 and 7 described hereinafter, requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals (a “Simple Majority”).

Pursuant to the Companies Law, each of Proposal No. 4 and 8 described hereinafter, requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s Ordinary Shares present, in person or by proxy, and voting on the matter, provided that either (i) such a majority includes at least the majority of the votes of shareholders who are not controlling shareholders or do not have personal interest in the approval of the transaction (abstentions will not be taken into account); or (ii) the total number of votes against such proposal among the shareholders mentioned in clause (i) above does not exceed two percent (2%) of the total voting rights in the Company (the “Special Majority”).

As defined under the Companies Law, “personal interest” means: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

As defined under the Companies Law, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company; in the context of a transaction with an interested party, a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company, is also presumed to be a controlling shareholder. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

Proposal 9 will not involve a vote by the shareholders and accordingly there is no proposed resolution.

In accordance with the Companies Law, and regulations promulgated thereunder, any shareholder of the Company holding at least 1% of the outstanding voting rights of the Company for the Meeting may submit to the Company (contact details below), no later than November 21, 2022, a proposed additional agenda item for the Meeting.

Shareholders or ADS holders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (a “Position Statement”) to the Company (contact details below). Any Position Statement received will be furnished to the Securities and Exchange Commission (“SEC”) on a Report on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov and in addition at www.magna.isa.gov.il or https://maya.tase.co.il. Position Statements should be submitted to the Company no later than December 9, 2022. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement. The Board of Directors’ response to the Position Statement will be submitted no later than December 14, 2022.

Contact details: Safe-T Group Ltd., c/o Mr. Shai Avnit, CFO, at 8 Abba Eban Ave., Herzliya, 4672526 Israel, e-mail address: shai.avnit@safetgroup.com

One shareholder or more holding Ordinary Shares which reflect 5% or more of the Company’s share capital and voting rights (1,631,402 Ordinary Shares), and whoever holds 5% of the Company’s share capital and voting rights is entitled to examine the proxy and voting material.

It is noted that there may be changes on the agenda after publishing the Proxy, and there may be Position Statements which can be published. Therefore, the most updated agenda will be furnished to the SEC on a Report on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov.

PROPOSAL 1

To Re-appoint PwC Israel, Certified Public Accountants, as the independent auditor of the Company and to authorize the board of directors of the Company to determine their remuneration until the next annual general meeting of the shareholders of the Company

Under the Companies Law, the appointment of an independent auditor requires the approval of the shareholders of the Company.

The Board of Directors has authorized and approved the re-appointment of the accounting firm of PwC Israel, Certified Public Accountants (“PwC Israel”), as the independent auditor of the Company until the next annual general meeting of the shareholders of the Company and asks the shareholders to authorize the Board of Directors to determine their remuneration until the next annual general meeting of the shareholders of the Company.

The Board of Directors believes that the re-appointment of PwC Israel as the independent auditor of the Company is appropriate and in the best interests of the Company and its shareholders.

For additional information on the fees paid by the Company and its subsidiaries to PwC Israel in each of the previous two fiscal years, please see Item 16C. ‘Principal Accountant Fees and Services’ in the Company’s annual report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 29, 2022.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to re-appoint PwC Israel as the independent auditor of the Company, and to authorize the Board of Directors of the Company to determine their remuneration until the next annual general meeting of the shareholders of the Company.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 2

to Re-APPOINT MR. CHEN KATZ and APPOINT mr. AVI RUBINSTEIN, EACH AS A CLASS III DIRECTOR OF THE COMPANY

Background

Under the Companies Law and the Company’s Amended Articles of Association, the management of the Company’s business is vested in the Board of Directors. The Board of Directors may exercise all powers and may take all actions that are not specifically granted to our shareholders.

The Company’s Amended Articles of Association provide that the Company may have at least three and not more than twelve directors.

The Company’s Board of Directors currently consists of six (6) directors. The Company’s directors are divided into three classes with staggered three-year terms. Each class of directors consists, as practically as possible, of one-third of the total number of directors constituting the entire Board of Directors. At each annual general meeting of the Company’s shareholders, the appointment or re-appointment of directors following the expiration of the term of office of the directors of that class of directors is for a term of office that expires as of the date of the third annual general meeting following such appointment or re-appointment. Therefore, at each annual general meeting, the term of office of only one class of directors expires. Each director holds office until the annual general meeting of the Company’s shareholders in which his or her term expires, unless he or she is removed by a vote of 65% of the total voting power of the Company’s shareholders at a general meeting of the Company’s shareholders, provided that such majority constitutes more than 50% of the Company’s issued and outstanding share capital, or upon the occurrence of certain events, in accordance with the Companies Law and the Company’s Amended Articles of Association.

Pursuant to regulations under the Companies Law, the board of directors is not required to have external directors if: (i) the company does not have a controlling shareholder (as such term is defined in the Companies Law); (ii) a majority of the directors serving on the board of directors are “independent,” as defined under Nasdaq Rule 5605(a)(2); and (iii) the company follows Nasdaq Rule 5605(e)(1), which requires that the nomination of directors be made, or recommended to the board of directors, by a Nominating Committee of the board of directors consisting solely of independent directors, or by a majority of independent directors.

On July 22, 2021, the Board approved that the Company meets all the above requirements and therefore has resolved to adopt the corporate governance exemption set forth above, and accordingly as of July 22, 2021, the Company is not required to appoint external directors as such are defined in the Companies Law.

Mr. Rubinstein was appointed by the Board of Directors on October 26, 2021, to serve as a director and member of the Board of Directors until the next annual general meeting of shareholders of the Company.

The Company’s directors are divided among three classes as follows:

(i)	The Company’s Class I directors are Ms. Rakefet Remigolski and Mr. Yehuda Halfon, whose current terms expire at the Company’s 2023 annual general meeting of shareholders and upon the election and qualification of their respective successors.

(ii)	The Company’s Class II directors are Mr. Shachar Daniel and Mr. Moshe Tal, whose current terms expire at the Company’s 2024 annual general meeting of shareholders and upon the election and qualification of their respective successors; and

(iii)	The Company’s Class III directors are Mr. Chen Katz. and Mr. Avi Rubinstein, whose current terms expire at the Meeting.

The Company’s Board Diversity Matrix pursuant to Nasdaq’s Rule 5605(f) is available on the Company’s website at the following address: https://safetgroup.com/corporate-governance/

The Company’s Board of Directors has approved the nomination of Mr. Katz and Mr. Rubinstein for re-appointment or appointment, respectively, to the Company’s Board of Directors, each as a Class III director at the Meeting for a three-year term and recommends that shareholders re-appoint Mr. Katz and appoint Mr. Rubinstein, each as a Class III director for a three-year term. Subject to the re-appointment of Mr. Katz as a Class III director at the Meeting, Mr. Katz shall continue to hold the position of Chairman of the Board of Directors of the Company.

Mr. Katz and Mr. Rubinstein, whose professional backgrounds are provided below, have each advised the Company that they are willing, able and ready to serve as a Class III director if appointed. Additionally, in accordance with the Companies Law, Mr. Katz and Mr. Rubinstein, have each certified to the Company that they meet all the requirements of the Companies Law for appointment as a director of a public company, they possess the necessary qualifications and have sufficient time to fulfill their duties as directors of the Company, taking into account the size and needs of the Company.

In his capacity as a member of the Company’s Board of Directors, subject to his re-appointment, Mr. Katz shall continue to be entitled to the terms of compensation as approved by the Company’s shareholders on May 23, 2019.

In his capacity as member of the Company’s Board of Directors, subject to his appointment, Mr. Rubinstein will continue to be entitled to following fees: (i) an annual fee of NIS 30,000 and (ii) an attendance fee of NIS 1,500 per meeting, which amounts are less than the maximum amounts set forth in the second and third appendices of the Companies Regulations (Rules concerning Compensation and Expenses of an External Director), 5760-2000.

Notwithstanding the above mentioned, subject to the approval by the Company’s shareholders of Proposal 5 of the Proxy Statement, as of the date of approval, Mr. Rubinstein shall be entitled to the New Annual Fee and the New Per Meeting Fee, as defined below.

If appointed at the Meeting, the director nominees will continue to benefit from the indemnification and exemption letter agreements that we previously entered into with each of them, as well as from our directors’ and officers’ liability insurance policy, as in effect from time to time.

Set forth below is certain biographical information regarding the background and experience of Mr. Katz and Mr. Rubinstein:

Mr. Chen Katz

Mr. Chen Katz has served as Chairman of the Board of Directors of the Company since January 2019 and as a director of our subsidiary, Safe-T USA Inc., since October 2021. Mr. Katz is also a director of Nanomedic Technologies Ltd., Coral Smart Pool Inc. and Nicast Ltd., where he serves as the chairman of the board, Aminach Furniture and Mattresses Industry Ltd., Coral Smart Pool Ltd., Nanomedic Technologies Inc. NCK Capital Ltd. and RapiDx Ltd. Mr. Katz is also a Co-Founder and director of Connexa Capital Ltd. since February 2022. Between 2006 and 2020, Mr. Katz served as the chief executive officer of TechnoPlus Ventures Ltd. (TASE: TNPV), an Israeli investment firm. From 2012 until 2021, Mr. Katz served on the board of directors of Compulab Ltd. (TASE: CLAB) and from 2010 to 2018, he served on the board of directors of D-Led Illumination Technologies Ltd. Mr. Katz is a member of the Israel Bar Association. Mr. Katz holds a European Master-in-Law and Economics (EMLE) from the Complutense University of Madrid and an LL.B. from the University of Haifa.

Mr. Avi Rubinstein

Mr. Avi Rubinstein has served on our Board of Directors since October 2021. Mr. Rubinstein also serves as the President of Ilanor Ltd. Prior to his appointment as a director, Mr. Rubinstein served as Chief Business Officer of our subsidiary, Safe-T Data A.R Ltd., from February 2020 until October 2021 and continues to provide advisory services to Safe-T Data on a consultancy basis. Prior to joining Safe-T Data, from 2014 to 2015, Mr. Rubinstein served as Vice President, Product Marketing and Business Development of Nice Systems Ltd. (Nasdaq: NICE). Mr. Rubinstein co-founded Inpedio BV, a provider of cyber solutions, and served as its chief executive officer between 2016 and 2019. After serving as co-founder of Ectel Ltd., and general manager of Ectel US Inc. and was the co-founder of StorWiz in 2004, which was acquired by IBM in 2010. He also was the co-founder and chief executive officer of VideoCodes in 2004, which was acquired by Thompson in 2008. Mr. Rubinstein also served as a member of our advisory board between 2014 and 2019, and with CyberX Labs (cyber defense for critical infrastructure) since 2014. Between 2008 and 2020, Mr. Rubinstein also provided management consultation services (hourly based) to various companies.

It is proposed that the following separate resolutions be adopted at the Meeting:

“RESOLVED, to re-appoint Mr. Chen Katz as a Class III director of the Company for a term of three years that expires at the third annual general meeting of shareholders following such re-appointment and until he ceases to serve in his office in accordance with the provisions of the Company’s Amended Articles of Association or any law, whichever is the earlier.”

“RESOLVED, to appoint Mr. Avi Rubinstein as a Class III director of the Company for a term of three years that expires at the third annual general meeting of shareholders following such election and until he ceases to serve in his office in accordance with the provisions of the Company’s Amended Articles of Association or any law, whichever is the earlier.

The re-appointment and appointment of each of Mr. Katz and Mr. Rubinstein, respectively as a Class III director, as mentioned above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends a vote “FOR” the above proposals.

PROPOSAL 3

TO CHANGE THE COMPANY NAME AND TO AMEND AND RESTATE THE COMPANY’S AMENDED ARTICLES OF ASSOCIATION TO REFLECT THE SAME

In accordance with the provisions of the Companies Law, changing the name of a company requires an amendment to the Company’s Amended Articles of Association, and therefore, is subject to the approval by the Company’s shareholders.

The Company’s business has changed significantly over the last few years. Following the Company’s expansion driven by several growth engines, our Board of Directors believes that the current name no longer represents the Company’s technology portfolio and diversified offerings and that the new name will create a platform to better reflect our current business as a provider of cybersecurity and privacy solutions for consumers and enterprises, and better expresses the Company’s evolving identity and diversified growth ambitions. The name change will not have any effect on the rights of our existing shareholders.

Following careful consideration, research and analysis, we propose to change the Company’s name to ALARUM LTD. Alarum is an old spelling of alarm, which we believe to better reflect our cybersecurity expertise and operations. As we are required to present at least three alternatives for approval by the Israel Registrar of Companies, we selected two additional alternatives which are (i) Omnicy Ltd. – reflecting every form of cybersecurity, everywhere, and (ii) Lobo Ltd. – reflecting a symbol of loyalty, trust courage and strength. With this proposal, we seek shareholders’ approval to change the Company’s name to ALARUM Ltd., or to such other name as the management of the Company shall determine and as shall be approved by the Israel Registrar of Companies.

The change of the Company’s name will become effective only following the approval and authorization of the Israel Registrar of Companies and receipt of a Name Change Certificate.

Upon effectiveness of the amendment of the name change and the effectiveness of the change to the Company’s Amended Articles of Association, it is anticipated that the Company’s Ordinary Shares and ADSs will trade under a new symbol on each of the Nasdaq Capital Market and the TASE, respectively. In addition, we expect that a new CUSIP number will be assigned to our ADSs following the name change.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to change the Company’s name as specified in the Proxy Statement and to amend and restate the Company’s Amended Articles of Association to reflect the same.”

The approval of the above proposed Resolution 4 requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends a vote “FOR” on the above proposal.

PROPOSAL 4

TO APPROVE AN INCREASE OF THE MAXIMUM ANNUAL BONUS TO MR. SHACHAR DANIEL, THE COMPANY’S CHIEF EXECUTIVE OFFICER AND A DIRECTOR FOR THE YEAR 2022

Mr. Shachar Daniel has served as the Company’s Chief Executive Officer since June 2016. As part of his employment agreement as chief executive officer, Mr. Daniel is eligible for incentive payments, subject to approvals required under applicable law. Mr. Daniel has also served as a director of the Company since June 2016, and he is also acting as the chief executive officer of our subsidiaries, NetNut Ltd. and Safe-T Data A.R Ltd., and as a director of several of our subsidiaries and affiliate companies, including NetNut Ltd., CyberKick Ltd. and iShield Inc. - for all such positions and responsibilities, Mr. Daniel is not entitled to separate compensations or payments in addition to his entitlements in his capacity as chief executive officer of the Company.

Mr. Daniel’s employment agreement provides for eligibility to earn annual incentive payments in an amount that will not exceed the maximum number of salaries set forth in the Company’s Amended and Restated Compensation Policy for Company’s office holders, as approved by the general meeting of shareholders on September 15, 2020 (the “Policy”), and subject to meeting certain criteria as shall be set annually by the compensation committee of the Board of Directors (the “Compensation Committee”) and Board of Directors. Such maximum limitation is currently set with respect to the Company’s chief executive officer at a maximum of seven (7) monthly salaries.

On November 3, 2022 and November 8, 2022, the Compensation Committee and the Board of Directors, respectively, have determined that the current maximum payment prospect for our chief executive officer under the limitations of the Company’s Policy is low not only in relation to equivalent opportunities extended to the chief executive officers of comparable peer group companies (among high-tech companies that are comparable in terms of size, number of employees, global nature or market capitalization), but also in relation to the maximum level of incentive that is available to the Company’s office holders who report to our chief executive officer, which is set at a maximum of twelve (12) monthly salaries, especially in light of Mr. Daniel’s contributions and responsibilities in connection with the Company’s activities and achievements during the year 2022. Accordingly, the Compensation Committee and the Board of Directors have determined to increase Mr. Daniel’s entitlement to an annual bonus in 2022 up to the maximum amount of twelve (12) monthly salaries, aligning his eligibility with that of other Company office holders who report to him. As of the date of this Proxy Statement, Mr. Daniel’s monthly salary is set at NIS 48,000 (approximately US$ 13,500, calculated based on the exchange rate between US Dollar and New Israeli Shekel on November 4, 2022. A multiple of twelve (12) monthly salaries exceeds the limitation pursuant to the terms of the Company’s Policy, which is set, as stated above, at a maximum of seven (7) monthly salaries. In addition, subject to shareholders approval at this Meeting, the Board of Directors may pay part or all of Mr. Daniel’s annual incentive eligibility in either options to purchase Ordinary Shares of the Company or restricted share unit to be granted under the Company’s Amended and Restated Global Incentive Plan (the “Incentive Plan”) (as amended from time to time), subject to the Board of Director’s full discretion.

On December 27, 2021, the Compensation Committee and Board of Directors, respectively, predefined and approved certain measurable criteria entitling Mr. Daniel to a cash bonus upon meeting such predetermined criteria during year 2022. These measurable criteria consist of revenue targets, expense and cost savings, completion of merger and acquisition as well as equity or other financing transactions. The Company’s Board of Directors believes it is prudent to seek shareholders’ approval for the amendment at this time, to enable to Board of Directors to have the authority should the prevailing circumstances warrant the approval by the Board of Directors of the annual incentive herein. Therefore, subject to receipt of shareholders’ approval at this Meeting, the amendment to Mr. Daniel’s annual incentive eligibility shall be effective for the year 2022, and the Compensation Committee and the Board of Directors will be authorized to determine, following approval by the Board of Directors of the Company's audited financial statements for the year 2022, without the need for further shareholder act or approval, the actual annual incentive to be paid, if any, to Mr. Daniel, up to twelve (12) monthly salaries.

In making its recommendation to the Company’s shareholders, the Compensation Committee and the Board of Directors each have considered various factors, including, among others, (i) whether Mr. Daniel’s compensation, including the his monthly salary, social benefits, long term incentives and annual incentive entitlement, reflects a fair and reasonable value for his services and whether the proposed amendment to his annual incentive entitlement is considered customary for such positions in companies of similar scopes of activities; (ii) the factors included in the Policy, including Mr. Daniel’s position and additional responsibilities in the Company’s group of companies; (iii) the Company’s desire to align the compensation opportunities available for its chief executive officer with those of its other management members and the Company’s office holders who report to the chief executive officer; and (iv) whether the requested amendment aligns executive officers’ interests with those of the Company and its shareholders.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve an increase of the maximum annual bonus to the Company’s chief executive officer, Mr. Shachar Daniel for the year 2022, as set forth in the Proxy Statement.”

The approval of the above resolution, as described above, requires the affirmative vote of a Special Majority.

Please note that we consider it highly unlikely that any of our shareholders is a controlling shareholder, or has a personal interest in these proposals. However, as required under Israeli law, the enclosed form of proxy requires that you specifically indicate whether you are, or are not, a controlling shareholder or have a personal interest in this proposal. Without indicating to this effect – we will not be able to count your vote with respect to this proposal.

The Board of Directors recommends a vote FOR on the above proposal.

PROPOSAL 5

TO APPROVE AN INCREASE OF THE PER-MEETING COMPENSATION AND
ANNUAL FEE FOR NON-EXECUTIVE DIRECTORS

On November 3, 2022, and November 8, 2022, the Compensation Committee and the Board of Directors, respectively, approved and recommended that the Company’s shareholders approve an increase of the per-meeting fee and annual fee to which each of the Company’s Non-Executive Directors (as defined below) shall be entitled. The following members of the Board of Directors are the Company’s non-executive directors: Mr. Yehuda Halfon, Ms. Rakefet Remigolski, Mr. Moshe Tal and Mr. Avi Rubinstein (“Non-Executive Directors”).

Currently, in accordance with the Israeli law requirements, the cash fees paid to each of our Non-Executive Directors include an annual fee of up to NIS 30,000 (approximately US$8,425), and NIS 1,500 (approximately US$420) as a per-meeting fee.

With the acquisition of NetNut Ltd. in June 2019 and the acquisition of CyberKick Ltd. in July 2021, the Company has significantly expanded its business and operations. In doing so, our Compensation Committee and Board of Directors consider it appropriate that all of the Non-Executive Directors, either currently serving or who will be appointed in the future, be compensated, through a compensation mechanism that will take into account the time, attention and expertise required by such directors, and that will set a solid foundation for attracting directors with the appropriate skills and experience applicable to the Company’s industry and needs.

For the above reasons, the Compensation Committee and the Board of Directors, recommend that the Company’s shareholders approve an increase of the per-meeting fee, to which each of the Company’s Non-Executive Directors shall be entitled, to NIS 2,250 (approximately US$630) (“New Per-Meeting Fee”) and an increase of the annual fee, to which each of the Company’s Non-Executive Directors shall be entitled, to NIS 55,000 (approximately US$15,450) (“New Annual Fee”).

The New Per-Meeting Fee and the New Annual Fee will be paid on a quarterly basis, in U.S. dollars or in NIS and shall be subject to VAT, as applicable, shall apply to the Non-Executive Directors or to such non-executive directors that will be appointed in the future, and shall be effective from the date of approval of this proposal by our shareholders.

The proposed increases to the New Per-Meeting Fee and New Annual Fee are consistent with the Israeli law requirements and the Company’s Policy.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve an increase of the per-meeting fee and annual fee, to which each of the Non-Executive Directors shall be entitled, as set forth in the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal

PROPOSAL 6

to approve a grant of options to Non-executive directors of the company

On November 3, 2022, and November 8, 2022, the Compensation Committee and the Board of Directors, respectively, approved and recommended that the Company’s shareholders approve, a grant of options to purchase Ordinary Shares to non-executive directors under the Company’s Incentive Plan. The recommended grant consists of 210,000 options in aggregate (equal to 21,000 ADSs) to purchase 210,000 Ordinary Shares of the Company (equal to 21,000 ADSs), to be granted under the Incentive Plan to Mr. Yehuda Halfon, Ms. Rakefet Remigolski, Mr. Moshe Tal and Mr. Avi Rubinstein. The aggregate amount of options equals approximately 0.6% of the Company’s outstanding share capital and 0.4% of the Company’s share capital on a fully diluted basis as of the date of this Proxy Statement.

The following table sets forth the suggested grant of options to purchase Ordinary Shares of the Company under the Incentive Plan, which the Compensation Committee and the Board of Directors believe to be in the best interests of the Company:

Name	Title	No. of options proposed for grant herein	Proposed options Exercise Price per Share	No. of options granted prior to the proposed grant herein	Aggregate No. of options following approval of proposed grants herein

Yehuda Halfon	Director	52,500 (equal to 5,250 ADSs)	NIS 1.51 (equal to approximately US$ 0.43 per ADS)	52,500 (equal to 5,250 ADSs)	105,000 (equal to 10,500 ADSs)
Rakefet Remigolski	Director	52,500 (equal to 5,250 ADSs	NIS 1.51 (equal to approximately US$ 0.43 per ADS)	52,500 (equal to 5,250 ADSs)	105,000 (equal to 10,500 ADSs)
Moshe Tal	Director	52,500 (equal to 5,250 ADSs	NIS 1.51 (equal to approximately US$ 0.43 per ADS)	52,500 (equal to 5,250 ADSs)	105,000 (equal to 10,500 ADSs)
Avi Rubinstein	Director	52,500 (equal to 5,250 ADSs	NIS 1.51 (equal to approximately US$ 0.43 per ADS)	369,996 (equal to 37,000 ADSs)	422,496 (equal to 42,250 ADSs)

The above option grants are subject to standard three-year vesting under the Incentive Plan, and shall vest according to the following schedule: (i) six (6) months following the Date of Grant (as defined below), an amount equal to 1/6 of the options to each optionee shall vest (hereinafter for the purpose of this Proposal 6, the “First Installment”); and (ii) following the First Installment, additional equal amounts (1/12 each) shall vest at the end of each three (3) months (quarter). The options will be subject to a ten (10) year expiration from the Date of Grant, and such other terms and conditions set forth in the Company’s options award letter and the provisions of the Incentive Plan. The options are granted in accordance with the capital gain track of Section 102 of the Israeli Income Tax Ordinance, 1961, or as may otherwise be applicable. The “Date of Grant” shall mean November 8, 2022, the date of approval by the Board of Directors, subject to the approval sought herein.

The above-mentioned exercise price equals the average share price on the Tel Aviv Stock Exchange Ltd., over the last 30 trading days immediately prior to the Date of Grant.

In making its recommendation regarding the approval of the above option grants, the Compensation Committee and the Board of Directors each have also considered, inter alia: (i) the factors included in the Policy, including, the position, responsibilities, background and experience of the grantees; (ii) that the option grants reflect a fair and reasonable value for the grantees’ services; and (iii) the number of options held by the directors. The proposed grants are consistent with the Company’s Policy.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to grant Mr. Yehuda Halfon, Ms. Rakefet Remigolski, Mr. Moshe Tal and Mr. Avi Rubinstein, options to purchase Ordinary Shares of the Company, as set forth in this Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 7

to approve a grant of OPTIONS to Mr. Chen katz, the COMPANY’S chairman

On November 3, 2022, and November 8, 2022, the Compensation Committee and the Board of Directors, respectively, approved and recommended that the Company’s shareholders approve, subject to the approval of the shareholders of his appointment as a director for additional three years (as specified in Proposal 2 above), a grant of options to purchase Ordinary Shares, under the Incentive Plan, to Mr. Chen Katz, the Company’s Chairman. The recommended grant consists of 270,000 options in aggregate (equal to 27,000 ADSs) to purchase 270,000 Ordinary Shares of the Company (equal to 27,000 ADSs), to be granted under the Incentive Plan to Mr. Katz.

Together with the options to purchase 270,000 Ordinary Shares of the Company (equal to 27,000 ADSs), granted to Mr. Katz in aggregate in the past, the aggregate amount of options equals approximately 1.60% of the Company’s outstanding share capital and 1.10% of the Company’s share capital on a fully diluted basis as of the date of this Proxy Statement.

The above options grant is subject to standard three-year vesting under the Incentive Plan, and shall vest according to the following schedule: (i) six (6) months following the Date of Grant (as defined below), an amount equal to 1/6 of the options to each optionee shall vest (hereinafter for the purpose of this Proposal 6, the “First Installment”); and (ii) following the First Installment, additional equal amounts (1/12 each) shall vest at the end of each three (3) months (quarter). The options will be subject to a ten (10) year expiration from the Date of Grant, and such other terms and conditions set forth in the Company’s options award letter and the provisions of the Incentive Plan. The options are granted in accordance with the capital gain track of Section 102 of the Israeli Income Tax Ordinance, 1961. The “Date of Grant” shall mean November 8, 2022, the date of approval by the Board of Directors, subject to the approval sought herein.

The above option grants shall be exercisable at an exercise price of NIS 1.51 per Ordinary Share (equal to approximately US$0.43 per ADS), which equals the average share price on the Tel Aviv Stock Exchange Ltd., over the last 30 trading days immediately prior to the Date of Grant.

It is hereby clarified that the vesting schedule may be accelerated upon the occurrence of special events, as defined in the Policy.

In making its recommendation regarding the approval of Mr. Katz’s Options grant, the Compensation Committee and the Board of Directors each have also considered, inter alia: (i) the factors included in the Policy, including, the position, tenure, responsibilities, background and experience of the grantee; (ii) that the Options grants reflect a fair and reasonable value for the grantee’s services; and (iii) the number of options to purchase Ordinary Shares of the Company held by Mr. Katz prior to this proposed Options grant. The proposed grant is consistent with the Company’s Policy.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to grant Mr. Katz Options to purchase Company’s Ordinary Shares, as set forth in this Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 8

to approve a grant of options to Mr. SHACHAR DANIEL, the COMPANY’S CHIEF

EXECUTIVE OFFICER AND A DIRECTOR

On November 3, 2022, and November 8, 2022, the Compensation Committee and the Board of Directors, respectively, approved and recommended that the Company’s shareholders to approve, a grant of options to purchase Ordinary Shares to Mr. Shachar Daniel, the Company’s Chief Executive Officer and a director, under the Incentive Plan. Accordingly, the Company wishes to grant 540,000 options (equal to 54,000 ADSs) to purchase 540,000 Ordinary Shares of the Company (equal to 54,000 ADSs) to Mr. Shachar Daniel, in accordance with the Policy and under the Incentive Plan.

Together with the options to purchase 540,000 Ordinary Shares of the Company (equal to 54,000 ADSs), granted to Mr. Daniel in aggregate in the past, Mr. Daniel’s options shall equal approximately 3.25% of the Company’s outstanding share capital and 2.16% of the Company’s share capital on a fully diluted basis as of the date of this proxy statement, considering only the options grant according to this proposal.

The above option grant is subject to a standard three-year vesting under the Incentive Plan, and shall vest according to the following schedule: (i) six (6) months following the Date of Grant (as defined below), an amount equal to 1/6 of the options to Mr. Daniel shall vest (hereinafter for the purpose of this Proposal 7, the “First Installment”); and (ii) following the First Installment, additional equal amounts (1/12 each) shall vest in the end of each three (3) months (quarter). The options will be subject to a ten (10) year expiration from the Date of Grant, and such other terms and conditions set forth in the Company’s option s agreement and the provisions of the Incentive Plan. The options are granted in accordance with the capital gain track of Section 102 of the Israeli Income Tax Ordinance, 1961. The “Date of Grant” shall mean November 8, 2022, the date of approval by the Board of Directors, subject to the approval sought herein.

The above option grant shall be exercisable at an exercise price of NIS 1.51 per Ordinary Share (equal to approximately US$0.43 per ADS), which equals the average of the Company’s share price on TASE, over the last 30 trading days immediately prior to the Date of Grant.

It is hereby clarified that for Mr. Daniel, the vesting period may be accelerated upon the occurrence of special events, as defined in the Policy.

In making its recommendation with regard to the approval of the option grant to Mr. Daniel, the Compensation Committee and the Board of Directors each have also considered, inter alia: (i) the factors included in the Policy, including, the position, responsibilities, background and experience of the grantee; (ii) that the option grant reflects a fair and reasonable value for the grantee’s services; and (iii) the number of unvested options held by Mr. Daniel as of this date. The proposed grant is consistent with the Policy.

As the Company’s Chief Executive Officer, Mr. Daniel is entitled to a gross annual salary of approximately NIS 576,000 (approximately US$162,000). Subject to the approval of Proposal 4 herein, Mr. Daniel will also be entitled to a bonus under a plan based on achieving certain objectives in the year 2022, which shall not exceed twelve (12) monthly salaries.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to grant Mr. Shachar Daniel options to purchase Company’s Ordinary Shares as set forth in the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority.

Please note that we consider it highly unlikely that any of our shareholders is a controlling shareholder, or has a personal interest in this proposal. However, as required under Israeli law, the enclosed form of proxy requires that you specifically indicate whether you are, or are not, a controlling shareholder or have a personal interest in this proposal. Without indicating to this effect – we will not be able to count your vote with respect to this proposal.

The Board of Directors unanimously recommends a vote FOR on the above proposal.

PROPOSAL 9

PRESENTATION OF THE COMPANY’S FINANCIAL STATEMENTS AND
ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2021

Pursuant to the Companies Law, the Company is required to present the Company’s financial statements and annual report for the year ended December 31, 2021, to the Company’s shareholders. The Company’s financial statements and annual report for the year ended December 31, 2021, filed on Form 20-F with the SEC on March 29, 2022, are available on the SEC’s website at the following address:

https://www.sec.gov/ix?doc=/Archives/edgar/data/1725332/000121390022015681/f20f2021_safetgroup.htm and on the Israel Securities Authority distribution website at the following address:

https://www.magna.isa.gov.il/details.aspx?id=018&reference=2021-02-041145#?lr=1&id=018&reference=2022-02-037402&file=0

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s audited consolidated financial statements and annual report for the year ended December 31, 2021.

This agenda proposal will not involve a vote by the shareholders, and accordingly there is no proposed resolution.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT. Shareholders who hold shares of the Company through members of the TASE and who wish to participate in the Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Israeli Companies Regulations (Proof of Ownership of a Share for Purposes of Voting at General Meetings), 5760-2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the enclosed proxy.

Proxies and all other applicable materials should be sent to the Company’s office at 8 Abba Eban Ave., Building A, 1st floor, Herzliya 4672526, Israel.

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with the SEC. All documents which the Company will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov. As a Dual Company (as defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel), 5760- 2000), the Company also files reports with the Israel Securities Authority. Such reports can be viewed on the Israel Securities Authority distribution website at http://www.magna.isa.gov.il and the TASE website at http://www.maya.tase.co.il.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Annual and Extraordinary General Meeting of Shareholders and the proxy statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED NOVEMBER 14, 2022. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN NOVEMBER 14, 2022, AND THE DISCLOSURE OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

Safe-T Group Ltd.
Chen Katz, Chairman of the Board of Directors